CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Post-Effective Amendment No. 40 to Registration Statement No. 033-37577 of Variable Account D of Union Security Insurance Company on Form N-4, of our report dated April 20, 2016, relating to the statements of assets and liabilities of the individual sub-accounts which comprise Variable Account D of Union Security Insurance Company as of December 31, 2015, and the related statements of operations for each of the periods then ended, the statements of changes in net assets for each of the periods presented in the two years then ended, and the financial highlights in Note 6 for each of the periods presented in the five years then ended, appearing in the Statement of Additional Information, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in such Statement of Additional Information.

DELOITTE & TOUCHE LLP
Hartford, Connecticut
April 20, 2016